NEWS RELEASE TSX: KL

KIRKLAND LAKE GOLD REPORTS NEW DISCOVERIES AND EXTENSIONS TO MINERALIZATION AT THE
TAYLOR GOLD MINE COMPLEX

•	10.31 g/t Au over 3.2 m in hole TA16-001 and 13.91 g/t Au over 1.5 m (12.74 g/t Au cut) in hole TA16- 005 identifies new WPZ Deposit style mineralization approximately 300 m to the west

•	39.62 g/t Au over 1.1 m including 85.00g/t Au(1) over 0.5 m in hole T450-012 identifies WPZ Deposit 1003 Zone style mineralization approximately 330 m down-dip

•	9.50 g/t Au over 4. 5 m in hole T160-017 identifies up-dip extension of the WPZ Deposit 1004 Zone

•

3.29 g/t Au 9.6 m and 4.59 g/t Au over 5.8 m in hole TA16-008 and 2.35 g/t Au over 11.0 m including 3.96 g/t Au over 3.0 m in hole TA16-019 drilled on surface, identifies new mineralization 800 m east of the Shaft Deposit

Toronto, Ontario – January 30, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report new exploration drill results from surface and underground drilling at its Taylor Gold Mine Complex (“Taylor”) located in Northeastern Ontario; situated along the prolific Porcupine Destor Fault (the “PDF”) which is host to numerous gold deposits. The Company controls an extensive land package extending approximately 120 km along the PDF, a portion of which hosts Taylor. At Taylor, the Company has currently identified three major mineralized deposits along the PDF which include: (i) the West Porphyry Deposit (the “WPZ”’) which contains the majority of the Mineral Resource and Mineral Reserve estimates in the middle of the property and where active mining currently takes place; (ii) the Shoot Deposit located to the west of the property; and (iii) the Shaft Deposit located on the eastern side. (see Figure 1 and 2 below).

All drilling targeted new mineralized extensions situated both at depth and along strike to the east of the Shaft Deposit and west of the WPZ, which includes the 1003, 1004, and 1008 Zones. (See Tables 1 and 2 below.) Highlights from the surface and underground drill program include:

Surface Drilling West of WPZ (See Figure 3)

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Drilling from surface approximately 300 m from the edge of known mineralization at the WPZ Deposit intersected 10.31 g/t Au over 3.2 m in hole TA16-001 and 13.91 g/t Au over 1.5 m (12.74 g/t Au cut) in hole TA16-005. Follow up drilling is underway with two surface diamond drill rigs.

Underground Exploration Drilling Outside of WPZ Near 1004 and 1003 Zones (See Figure 3)

•	9.50 g/t Au over 4.5 m in hole T160-017 up-dip of the 1004 Zone.
•	7.78 g/t Au over 3.4 m in hole T450-008 and 15.03 g/t Au over 1.3 m in hole T450-019, demonstrating good potential to expand Mineral Resources and remains open in all directions.
•	39.62 g/t Au over 1.1 m including 85.0 g/t Au(1) over 0.5 m in hole T450-012, located 330 m down- dip of existing development, providing a suitable target for 2017 drill follow up.

Surface Drilling East of Shaft Deposit Reporting Newly Discovered Area of Mineralization (See Figure 4)

•	3.29 g/t Au over 9.6 m and 4.59 g/t Au over 5.8 m in hole TA16-008, mineralization remains open at depth.
•	2.35 g/t Au over 11.0 m including 3.96 g/t Au over 3.0 m in hole TA16-019, open along strike to the east and at depth.

Reported intercepts are core lengths, with higher grade assays cut to 30 g/t Au. True widths have not been determined at this time. See Tables 1 and 2 below for detailed information regarding both the surface and underground assay results.

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(1)	Visible gold present in drill intercept.

Mr. Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented, “The Taylor Mine is the Company’s newest gold mine with 2016 gold production totaling 42,639 ounces. Since the mine commenced operation in Q4 2015, the focus has been on better understanding the deposit with resource definition drilling and underground development to support stoping. Looking forward to 2017, Taylor is scheduled to produce 55,000 – 60,000 ounces of gold. The Company believes the higher production target will be achieved through the ramp up of operations combined with productivity and efficiency improvements. A steady increase of daily mine throughput is expected to occur by incorporating additional mining faces in the second half of the year. Mining is currently taking place in the WPZ Deposit 1004 Zone.

“In planning our 2017 exploration program, the goal is to significantly add to the resource to allow increasing production and mine life beyond 10 years. We recognize that the ore at Taylor occurs within a series of shear hosted en echelon high grade quartz veins stepping off the PDF. This is our first opportunity to capitalize on the underground drill platforms and we are pleased with the exploration success to date. We believe that it speaks to a large mineralizing system and supports our view that it is a highly prospective location to explore for gold.”

Taylor Gold Mine Complex Exploration - Surface Drilling

Surface drilling at Taylor is focused on two target areas; namely west of the WPZ and east of the Shaft Deposit. The area west of the WPZ targeted potential mineralization between the 1004 Zone and the Shoot Deposit. Drilling along strike to the east targeted shallow dipping mineralized quartz veins situated in the hanging wall of the PDF. A total of 25 holes or 13,400 metres of surface exploration drilling have been completed on Taylor since January 2016.

To the west, exploration diamond drilling has targeted mineralization on the Bourgeois claim. Being the most recent claim to be incorporated into Taylor, little diamond drill exploration has been performed up to this point. Drilling was conducted to identify lithologies and stratigraphy and to explore for potential mineralized extensions between the Shoot Deposit and 1004 Zone. Drill hole TA16-001 (dipping at –56°) intersected 10.31 g/t Au over 3.2 metres. Strong quartz veining, and disseminated sulphides are noted within the altered mafic volcanic. Drilling is currently underway to follow-up on this intercept from surface.

Approximately 800 metres east of the Shaft Deposit, historical drilling from TA84-005 which contained strong quartz veining and brecciation, returned anomalous gold values. The 2016 surface exploration drill program focused on targeting the mineralized quartz veins and to follow-up on historical assays. TA16-008 returned two mineralized intercepts which assayed 3.29 g/t over 9.6 metres and 4.59 g/t Au over 5.8 metres (approximately 400 metres below surface and 800m to the east of the Shaft Deposit). Drilling intersected highly deformed and altered ultramafic volcanics (green carbonate), including an altered albite-rich unit. Mineralization remains open to the east and at depth.

Taylor Gold Mine Complex Exploration - Underground Drilling

Underground exploration during 2016 focused on the delineation and extension of mineralization associated with both the 1004 Zone and also targeted mineralization north of the PDF in an area termed the 1003 Zone. Historic drilling had identified narrow intervals of variably mineralized, shallow dipping (35°) quartz carbonate +/- pyrite veins hosted within strongly sheared carbonate-altered ultramafic rocks. Preliminary drilling has confirmed the presence of mineralization in the eastern half of the 1003 Zone situated approximately 125 vertical metres below and to the north of the planned development on the 450 Level (refer to Table 2). An additional drill hole T450-012 intersected quartz carbonate veining containing visible gold which assayed 39.62 g/t Au (14.63 g/t Au cut) over 1.1 metres. This intercept is situated approximately 330 metres down dip of existing development, providing a suitable target for drill follow-up planned in 2017. A total of 8,600 metres of underground exploration drilling have been completed on the Taylor property since January 2016.

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NEWS RELEASE TSX: KL

Qualified Persons

Doug Cater P. Geo Vice President Exploration Canada, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QA/QC information is provided at the bottom of Table 2.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. KL Gold’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

For further information on KL Gold and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) planned exploration activities at the Taylor Gold Mine and the anticipated results thereof; (ii) the ability to expand and further define resource potential at the Taylor Gold Mine and the impact of the 2017 exploration program; (iii) anticipated gold production for 2017; and (iv) the increase of mined tonnes at Taylor Gold Mine and the potential impact thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold Ltd. with the Canadian securities regulators, including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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Figure 1: Plan View- Recent Surface Drillhole Locations

526500
527000
527500
528000
528500
529000
529500
530000
5380000
5379500
5379000
5378500
NE 1/4 OF S 1/2 LOT 7 CON 4 ETAL
NE 1/4 OF N 1/2 LOT 8 CON 3 ETAL
LOT 4 CON 3 ETAL
TP 578
HIGHWAY 11
108201
CP 3871
CP 0870
CP 351
CP 1308
CP 1308
1003 Zone (West Porphyry Deposit)
Porcupine Destor Fault
Shaft
Shaft Deposit
Shoot Deposit
1004 Zone (West Porphyry Deposit)
Portal
TA16-011
TA16-014
TA16-014A
TA16-010
TA16-006
TA16-008
TA16-019
TA16-016
TA16-018
TA16-012
TA16-005
TA16-001
TA16-003
TA16-007
TA16-009
TA16-004
TA16-002
TA16-013
TA16-013A
TA16-015
TA16-017
CP 7164
108200
CP 6454
CP 6323
TP 6593 Bourgois
TP 6593
TP 6672
Bourgeois Claim
106832
106833
NP 3155
106834
Plan View
Recent Surface Drillhole Locations
Taylor Gold Mine Complex
NAD 83 - Zone 17 N
January 2017
500 250 0 500
Meters
2016 Drillhole Collar Locations
KIRKLAND LAKE GOLD

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Figure 2: Longitudinal View - Location of Deposits

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Figure 3: Longitudinal View – West of Shaft Deposit: Mineralized Drillhole Intercepts

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Figure 4 : Longitudinal View – East of Shaft Deposit: Mineralized Drillhole Intercepts

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Table 1: TAYLOR GOLD MINE COMPLEX EXPLORATION – SURFACE ASSAY RESULTS

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

DRILL HOLE	ZONE	Easting (UTM NAD 83)	Northing (UTM NAD 83)	DIP (degrees)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY Au (g/t)	CUT Au (g/t)
TA16-001		527228	5379006	-56	355	244.3	245.3	1.0	2.68	-
And						254.4	257.6	3.2	10.31
And						385.0	388.0	3.0	2.99	-
And	1004					454.4	457.55	3.15	4.20
And						507.75	509.0	1.25	2.32
And						531.0	532.0	1.0	1.80
TA16-002	1004	527591	5378920	-66	355	383.75	387.0	3.25	3.60	-
TA16-003A		527482	5378945	-70	315	NSV
TA16-004	1004	527257	5378871	-70	315	280.3	281.4	1.1	1.81
TA16-005	1004	527133	5378978	-78	360	397.15	399.0	1.85	2.81
And						423.3	424.8	1.5	13.91	12.74
Includes						423.3	423.8	0.5	33.51	30.00
TA16-006		529353	5379153	-62	355	265.0	267.0	2.0	3.30
And						318.4	332.5	14.1	0.74
TA16-007		527035	5378723	-70	315	409.0	410.0	1.0	2.95
And						435.8	436.4	0.6	21.76
TA16-008		529353	5379153	-75	355	247.0	249.0	2.0	4.41
And						278.9	288.5	9.6	3.29
Includes						278.9	284.5	5.6	4.87
And						411.95	417.7	5.75	4.59
Includes						416.9	417.7	0.8	11.68
TA16-009		526908	5378728	-70	315	NSV
TA16-010		529268	5379200	-55	350	141.5	143.4	1.9	2.08
TA16-011		529333	5379194	-55	330	82.2	86.4	4.2	1.30
And						243.75	244.75	1.0	5.46
And						292.5	293.4	0.9	16.33
TA16-012		527208	5379054			119.9	122.8	2.9	1.15
TA16-013		528361	5378916	-63	337	Pending
TA16-014		529333	5379194	-67	330	94.0	95.0	1.0	2.44
TA16-014A		529333	5379194	-67	330	94.0	98.0	4.0	1.63
And						257.5	260.4	2.9	3.50
And						358.0	362.0	4.0	1.79
TA16-015		528361	5378916	-70	350	Pending
TA16-016		529358	5379156	-67	20	Pending
TA16-017		528361	5378916	-64	350	Pending
TA16-018		529358	5379156	-60	20	254.0	254.8	0.8	3.75
And						325.5	329.6	4.1	2.12
TA16-019		5379226	10270	-60	355	215.0	226.0	11.0	2.35
Including						218.0	221.0	3.0	3.96

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Table 2: TAYLOR GOLD MINE COMPLEX UNDERGROUND EXPLORATION ASSAY RESULTS

DRILL HOLE	ZONE	DIP (degrees)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	CUT (g/t)
T160-017	1004	-24	352	147.0	151.5	4.5	9.50
T160-039	1008	-9	339	200.1	201.4	1.3	7.09
And	1008			220.9	221.6	0.7	16.11
T160-042	1008	-46	334	135.4	136.4	1.0	22.25
T390-011	1003	-42	317	141.0	144.0	3.0	4.98
And	1003			177.0	178.5	1.5	7.72
T450-008	1003	-42	353	128.1	128.9	0.8	16.00
And	1003			143.0	146.4	3.4	7.78
T450-009	1003	-65	353	129.0	130.8	1.8	5.42
T450-010	1004	-22	77.8	318.15	319.0	0.85	3.59
And	1004			343.2	345.2	2.0	2.18
And	1004			348.0	351.0	3.0	2.46
T450-011	1004	-34	77.8	192.0	193.5	1.5	1.44
T450-012	1003	-64	160.43	316.6	320.6	4.0	1.63
And	1003			332.4	333.5	1.1	39.62	14.63
Including	1003			332.4	332.9	0.5	84.98	30.00
T450-019	1003	-75	327	157.7	159.0	1.3	15.03
T450-025	1003	-40	18	149.3	151.1	1.8	8.50
And	1003			158.9	159.7	0.8	24.66
T450-027	1003	-47	36	192.5	194.8	2.3	5.92

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

QA / QC Controls

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half of the core sample shipped to SGS Laboratories located in Cochrane, ON or Swastika Laboratories situated in Swastika, ON. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of certified reference standards and blanks into the sample stream, and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

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